SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                      (Amendment No. 26)

                     Loctite Corporation
                     -------------------
                       (Name of Issuer)

                Common Stock, $0.01 par value
                -----------------------------
                (Title of Class of Securities)

                         540137 10 6
                         -----------
                        (CUSIP Number)


                    William A. Groll, Esq.
              Cleary, Gottlieb, Steen & Hamilton
                      One Liberty Plaza
                   New York, New York 10006
                        (212) 225-2000
      -------------------------------------------------
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                      January 15, 1997
                      ----------------
                (Date of Event which Requires
                  Filing of this Statement)


      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].



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      This Amendment No. 26 (this "Amendment") amends and
supplements the Schedule 13D filed on June 3, 1985, as previously amended (the "Schedule 13D"), of Henkel Corporation, with respect to the Common Stock, $.01 par value ("Common Stock"), of Loctite Corporation ("Loctite" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.
         ----------------------

      and

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
      On January 15, 1997, Henkel KGaA issued a press release, a copy of which is included as Exhibit 99 hereto and the information contained therein is incorporated herein by this reference.


Item 7.  Material to be filed as Exhibits.
         --------------------------------
      Exhibit 99. Press Release issued by Henkel KGaA on January
15, 1997.



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                            Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1997

                             HC INVESTMENTS, INC.


                             by  /s/ Ernest G. Szoke
                               -----------------------------
                               Name: Ernest G. Szoke
                               Title: Secretary


                             HENKEL KGaA


                             by /s/ Lothar Steinebach
                               -----------------------------
                               Name: Lothar Steinebach
                               Title: Vice President

                             by /s/ Petra Hammerlein
                               -----------------------------
                               Name: Petra Hammerlein
                               Title: Senior Counsel





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                          Exhibit Index

Exhibit Number                                        Page Number
--------------                                        -----------

Exhibit 99         Press Release issued by Henkel          5
                   KGaA on January 15, 1997.









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                                                     Exhibit 99

Contacts: Thomas Davies
          Todd Fogarty
          Kekst and Company
          (212) 593-2655




                                           FOR IMMEDIATE RELEASE

             HENKEL COMPLETES ACQUISITION OF LOCTITE

Dusseldorf, Germany, January 15, 1997 -- HENKEL KGaA announced that the merger of its wholly-owned subsidiary, Henkel Merger Corp., with Loctite Corporation became effective today, completing Henkel's acquisition of Loctite. Under the terms of the merger, all remaining Loctite stockholders will receive $61 in cash upon surrender of the certificates for their shares to a Paying Agent appointed for that purpose. A Notice of Merger and Letter of Transmittal for surrendering shares will be mailed to holders of record of Loctite common stock shortly, Henkel said.


                              * * *



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